SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
Rule 13E-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No. 3)

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
(Name of Issuer)

PETROCHINA COMPANY LIMITED
JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
(Names of Persons Filing Statement)
American Depositary Shares, Foreign Invested Shares (H Shares),
Par Value RMB 1.00 Per Share
(Title of Class of Securities)
477418107
(CUSIP Number of Class of Securities)

Li Huaiqi	Zhang Li Yan
Secretary	Jilin Chemical Industrial Company Limited
PetroChina Company Limited	No. 9, Longtan Street
16 Andelu	Longtan District
Dongcheng District, Beijing 100011	Jilin City, Jilin Province
The People’s Republic of China	The People’s Republic of China
(+86 10) 8488-6270	(+86) 432-390-3651
(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:

Lee Edwards, Esq.	Michael Coleman, Esq.	Chun Wei, Esq.
Shearman & Sterling LLP	Shearman & Sterling LLP	Sullivan & Cromwell LLP
Suite 2318, China World Tower II	1080 Marsh Road	28th Floor
1 Jianguomenwai Dajie,	Menlo Park, CA 94025	Nine Queen’s Road Central
Chaoyang District	(650) 838-3600	Hong Kong
100004 Beijing, China		(+852) 2826-8688
(+86 10) 6505-3399
This statement is filed in connection with (check appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☑	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or an information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$348,250,406	$40,990

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying HK$2.80, the per share tender offer price, by 964,778,000, the total amount of the H Shares currently outstanding, including H Shares represented by American Depositary Shares, and using a US$ / HK$ exchange rate of US$1 : HK$7.7570; as quoted by the Federal Reserve Bank of New York on November 9, 2005.

**	Calculated as 0.011770% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40,990	Filing Party: PetroChina Company Limited
Form or Registration No.: Schedule TO	Date Filed: November 16, 2005

INTRODUCTION
Item 1. Summary Term Sheet.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 8. Fairness of the Transaction.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
Item 16. Material to Be Filed as Exhibits.
EXHIBIT INDEX
EX-99.(C).1 UPDATE ON POTENTIAL ACQUISITION OF THE MINORITY INTERESTS IN JILIN CHEMICAL
EX-99.(C).2 PROJECT 517 - PRELIMINARY TRANSACTION & VALUATION CONSIDERATIONS, DATED MAY 23, 2005
EX-99.(C).3 PROJECT CHUNHUI, DATED JUNE 23, 2005
EX-99.(C).4 DATA BOOK - INTERIM UPDATE OF TRADING & PREMIUM INFORMATION, DATED AUGUST 3, 2005
EX-99.(C).5 UPDATED EXECUTIVE TIMETABLE AND DATA BOOK, DATED OCTOBER 14, 2005
EX-99.(C).6 DATA BOOK, DATED OCTOBER 25, 2005
EX-99.(C).7 DATA BOOK, DATED OCTOBER 26, 2005

INTRODUCTION
     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended by Amendment No. 1 and Amendment No. 2 (the “Statement”), is being filed with the Securities and Exchange Commission by PetroChina Company Limited, a joint stock limited company incorporated in the People’s Republic of China with limited liability (“PetroChina”), and Jilin Chemical Industrial Company Limited, a joint stock limited company incorporated in the People’s Republic of China with limited liability (“Jilin”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. Jilin is the subject company. The Statement relates to the offer by PetroChina to purchase (i) all outstanding foreign invested shares, par value RMB 1.00 per share (the “H Shares”) of Jilin, at a purchase price of HK$2.80 per H Share, to the seller in cash, and (ii) all H Shares represented by American Depositary Shares (“ADSs”) of Jilin, at a purchase price of HK$280.00 per 100 H Shares represented by each ADS, to the seller in cash, in each case without interest thereon and less any required withholding taxes and Hong Kong stamp duties, upon the terms and subject to the conditions set forth in the Composite Offer and Response Document Relating to the H Share Offer Special Class Meeting of the Jilin H Shareholders, dated November 16, 2005, as amended and restated on December 9, 2005 (the “Composite Document”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information contained in this Amendment No. 3 to the Statement and/or the Composite Document concerning PetroChina was supplied by PetroChina only, and Jilin takes no responsibility for the accuracy or completeness of such information. The information concerning Jilin was supplied by Jilin only, and PetroChina takes no responsibility for the accuracy or completeness of such information.

Item 1. Summary Term Sheet.
The first paragraph after the first question on page 6 of the Composite Document is hereby amended with the insertion of the following sentence at the end of the paragraph:
“After the completion of the H Share Offer, if there are fewer than 600,000 Jilin ADSs which are publicly-held (excluding concentrated holdings, such as PetroChina’s, of more than 10% of Jilin), the NYSE, pursuant to Item 802.01 of the NYSE Listed Company Manual, may promptly suspend the trading of the Jilin ADSs and file an application to the SEC to delist the Jilin ADSs from the NYSE, effective as early as 10 days after the filing of such application.”
The last sentence of the paragraph after the third question on page 7 is hereby amended and restated as follows:
“Jilin will no longer file or furnish reports and other information to the SEC, if the Jilin ADSs are delisted from the NYSE, as the result of an application filed by Jilin or the NYSE to the SEC, and the Jilin ADSs and Jilin H Shares are deregistered under Rule 12h-3 under the Exchange Act.”
Item 3. Identity and Background of Filing Person.
The table on page VI-7 of Appendix VI to the Composite Document is hereby amended by inserting the following row between the first and second row of information regarding Mr. Yu Li:

“General Manager (4/2002-2/12/2005)”	“PetroChina Jilin Branch Company”	“Production and sale of petrochemical and chemical products”	“No 9. Longtan Street, Longtan District, Jilin City, Jilin Province”
The last sentence of paragraph 13 on page VI-11 of Appendix VI to the Composite Document is hereby amended and restated as follows:
“Jilin will no longer file or furnish reports and other information to the SEC, if the Jilin ADSs are delisted from the NYSE, as the result of an application filed by Jilin or the NYSE to the SEC, and the Jilin ADSs and Jilin H Shares are deregistered under Rule 12h-3 under the Exchange Act.”
Item 4. Terms of the Transaction.
The first paragraph of the second question and answer on page 6 of the Composite Document entitled “If I accept the H Share Offer, may I withdraw my acceptance” is hereby amended and restated in its entirety as follows:
     “If I accept the H Share Offer, may I withdraw my acceptance?
     The Initial Offer Period for the H Share Offer will expire at 4:00 P.M. (Hong Kong time) on Friday, 6 January 2006 (the First Closing Date), unless the H Share Offer is extended or has previously become or been declared unconditional, or has lapsed or been withdrawn. You may withdraw an acceptance of the H Share Offer at any time during the Initial Offer Period. The earliest date on which the H Share Offer will become or be declared unconditional and the Initial Offer Period can expire is the date of the H Share Class Meeting, which is scheduled for 10:00 a.m. (Hong Kong time) on Saturday, 31 December 2005. PetroChina has received no action relief from the staff of the SEC to permit PetroChina to terminate the Initial Offer Period and thereby end withdrawal rights of Jilin H Shareholders and Jilin ADS Holders from and after the time the H Share Offer becomes or is declared unconditional. If the H Share Offer becomes or is declared unconditional after the H Share Class Meeting but before the First Closing Date or, if the H Share Offer has been extended, before the expiration of such extended period, then the right of Jilin H Shareholders and Jilin ADS Holders to withdraw acceptances of the H Share Offer will terminate from and after the time the H Share Offer becomes or is declared unconditional. PetroChina will issue a press release and publish a newspaper advertisement in a newspaper of national circulation in the United States on December 23, 2005 (five U.S. business days prior to the date of the H Share Class Meeting) informing Jilin H Shareholders and Jilin ADS Holders that, if the resolutions approving the voluntary withdrawal of the listings of the Jilin H Shares and Jilin ADSs are passed at the H Share Class Meeting, the H Share Offer will become unconditional and the Initial Offer Period will expire as soon as the condition relating to minimum valid acceptances of the H Share Offer is satisfied, and that withdrawal rights will thereby terminate. The press release and newspaper advertisement will advise that Jilin H Shareholders and Jilin ADS Holders who wish to withdraw their acceptances of the H Share Offer should do so before 31 December 2005 (the date of the H Share Class Meeting) to ensure that their withdrawal is timely. In addition, PetroChina will file a copy of the press release and newspaper advertisement with the SEC and the release will be publicly available on the SEC’s website at www.sec.gov.”
The first paragraph on page I-11 of the Composite Document is hereby amended and restated in its entirety as follows:
“5.	RIGHT OF WITHDRAWAL
     The Initial Offer Period for the H Share Offer will expire at 4:00 P.M. (Hong Kong time) on Friday, 6 January 2006 (the First Closing Date), unless the H Share Offer is extended or has previously become or been declared unconditional, or has lapsed or been withdrawn. An acceptor of the H Share Offer may withdraw his/her/its acceptance of the H Share Offer at any time during the Initial Offer Period. The earliest date on which the H Share Offer will become or be declared unconditional and the Initial Offer Period can expire is the date of the H Share Class Meeting, which is scheduled for 10:00 a.m. (Hong Kong time) on Saturday, 31 December 2005. PetroChina has received no action relief from the staff of the SEC to permit PetroChina to terminate the Initial Offer Period and thereby end withdrawal rights of Jilin H Shareholders and Jilin ADS Holders from and after the time the H Share Offer becomes or is declared unconditional. If the H Share Offer becomes or is declared unconditional after the H Share Class Meeting but before the First Closing Date, or, if the H Share Offer has been extended, before the expiration of such extended period, then the right of Jilin H Shareholders and Jilin ADS Holders to withdraw acceptances of the H Share Offer will terminate from and after the time the H Share Offer becomes or is declared unconditional. PetroChina will issue a press release and publish a newspaper advertisement in a newspaper of national circulation in the United States on December 23, 2005 (five U.S. business days prior to the date of the H Share Class Meeting) informing Jilin H Shareholders and Jilin ADS Holders that, if the resolutions approving the voluntary withdrawal of the listings of the Jilin H Shares and Jilin ADSs are passed at the H Share Class Meeting, the H Share Offer will become unconditional and the Initial Offer Period will expire as soon as the condition relating to minimum valid acceptances of the H Share Offer is satisfied, and that withdrawal rights will thereby terminate. The press release and newspaper advertisement will advise that Jilin H Shareholders and Jilin ADS Holders who wish to withdraw their acceptances of the H Share Offer should do so before 31 December 2005 (the date of the H Share Class Meeting) to ensure that their withdrawal is timely. In addition, PetroChina will file a copy of the press release and newspaper advertisement with the SEC and the release will be publicly available on the SEC’s website at www.sec.gov.”
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
The bulletpoints after the second paragraph on page 38 of the Composite Document are hereby amended and restated in their entirety as follows:
“•	On 17 May 2005 representatives of Citigroup met with PetroChina at the headquarters of PetroChina. During the meeting, Citigroup was asked to assess the feasibility of the possible consolidation of Jilin. Citigroup made a presentation which included among other information, a preliminary sensitivity analysis to determine the relative impact on various financial ratios of Jilin of varying assumed prices of Jilin H Shares and Jilin A Shares. This analysis is described below under “ — Summary of Financial Analyses Prepared by Citigroup”.

•	On 24 May 2005, PetroChina met with its legal advisers and Citigroup to have a preliminary discussion on the structure of a possible transaction. Citigroup discussed previously provided materials, dated May 23, 2005, analyzing the approval requirements and timing implications of two possible transaction structures, namely a two-step proposal involving a share exchange offer, followed by a subsequent consolidation of Jilin, such as a merger, and a one-step proposal involving a merger.

•	On 26 May 2005, PetroChina met with its legal advisers and Citigroup to discuss and compare various consolidation mechanisms, such as a stand-alone H share offer, dual offers for both Jilin H Shares and Jilin A Shares and merger, and the execution timetables for the different structures as well as relevant aspects of precedent transactions.

•	From the end of May to early June 2005, PetroChina continued general discussions on legal and regulatory issues with its legal advisers and Citigroup.

•	On 16 June 2005, PetroChina and its advisers had a meeting to discuss the progress of communications with the regulators, the mechanism for suspension of trading and potential results of the potential transaction.

•	On 23 June 2005, Citigroup sent a draft presentation to PetroChina which included certain information described below under “— Summary of Financial Analyses Prepared by Citigroup”.

•	On 28 June 2005, representatives of PetroChina, Citigroup and China Galaxy had a meeting to discuss various possible transaction structures.

•	In addition, from 23 June 2005 onwards, PetroChina and its legal and financial advisers had weekly conference calls to provide an update on progress and to coordinate the efforts of PetroChina and its advisers in relation to the potential transaction. Citigroup sent an interim update of the trading and premium information of Jilin to PetroChina that was superseded by presentations made by Citigroup on 25 and 26 October 2005.

•	As discussed below, on 17 August 2005, PetroChina instructed its advisers to stop work in relation to the potential transaction.”
Page 39 of the Composite Document is hereby amended by adding the following paragraph at the beginning thereof:
     “On 14 October 2005, Citigroup sent an updated timetable and data book to PetroChina, which included among other information, a premium analysis which is described below under “— Summary of Financial Analyses Prepared by Citigroup”.”
The second sentence of the second paragraph on page 39 of the Composite Document is hereby amended and restated in its entirety and is supplemented as follows:
“PetroChina reviewed certain public information about Jilin compiled by Citigroup and China Galaxy, including peer group comparables, research analysts’ views from third party investment banks and market data on Jilin, including share price performance, turnover information and comparisons of trading patterns of the Jilin A Shares and Jilin H Shares. PetroChina believes that the materials provided by China Galaxy to PetroChina do not constitute reports that are materially related to the H Share Offer for purposes of Item 1015 of Regulation M-A under the Exchange Act. A summary of the material financial analyses provided by Citigroup is included below under the subsection 6A “Summary of Financial Analyses Prepared by Citigroup”.”
The third paragraph on page 39 of the Composite Document is hereby amended by adding the following sentence after the first sentence thereof:
“A summary of the material financial analyses provided by Citigroup is included below under the subsection 6A “Summary of Financial Analyses Prepared by Citigroup.”
Page 42 of the Composite Document is hereby amended by inserting the following sentence at the end of the fourth paragraph, after the words “A Share Offer”:
“Jilin believes that the materials provided by CICC to Jilin do not constitute reports that are materially related to the H Share Offer for purposes of Item 1015 of Regulation M-A under the Exchange Act.”
Item 6. Purposes of the Transaction and Plans or Proposals.
Page 52 of the Composite Document is hereby amended with the insertion of the following paragraph after the end of the first paragraph:
     “After the completion of the H Share Offer, if there are fewer than 600,000 Jilin ADSs which are publicly-held (excluding concentrated holdings, such as PetroChina’s, of more than 10% of Jilin), the NYSE, pursuant to Item 802.01 of the NYSE Listed Company Manual, may promptly suspend the trading of the Jilin ADSs and file an application to the SEC to delist the Jilin ADSs from the NYSE, effective as early as 10 days after the filing of such application.”
Item 8. Fairness of the Transaction.
The second bullet point on page 43 of the Composite Document is hereby amended and restated in its entirety as follows:
“•	The historical results of operations (including the fact that no dividends have been paid by Jilin for the three financial years ended 31 December 2004 or for the six months ended 30 June 2005, and Jilin’s recent net losses primarily due to the high crude oil prices beyond Jilin’s control, as well as provision for impairment of, and expenses relating to writing-off of, fixed assets), financial condition, assets, liabilities, business strategy and prospects of Jilin and the nature of the industry in which Jilin competes, and the competitive and challenging business environment Jilin may face if crude oil prices remain high and if the prices of Jilin’s primary products remain controlled by the PRC government, which may adversely impact Jilin’s future results of operations and the Jilin H Share price.”

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
The last paragraph on Page 40 of the Composite Document is hereby amended by inserting the following sentence at the end of the paragraph:
“In addition, during the period from 31 October 2005 to 15 November 2005, from time to time, Jilin and each of Jilin’s financial advisors, namely, Cazenove and Platinum, with respect to the H Share Offer, and CICC, with respect to the A Share Offer, as well as Jilin’s legal advisors, communicated by telephone and e-mail with regards to their work.”
Page 51 of the Composite Document is hereby amended by adding the following subsection before subsection 7 entitled “Certain Effects of the H Share Offer”:
“6A.	SUMMARY OF FINANCIAL ANALYSES PREPARED BY CITIGROUP
     In connection with its consideration of a potential transaction, PetroChina engaged Citigroup as its financial adviser in connection with the H Share Offer. Between May 2005 and October 2005, Citigroup met with certain members of PetroChina's transaction team on several occasions to discuss, among other things, the summary financials of Jilin extracted from public filings made by Jilin, the strategic rationale for the A Share Offer and the H Share Offer and the historical trading price of Jilin A Shares and Jilin H Shares. See “—Background of the H Share Offer”. Citigroup was not provided with any non-public information on Jilin and therefore was unable to, and did not, perform a discounted cash flow valuation of Jilin.
     The following is a summary of the material financial analyses furnished by Citigroup to certain members of PetroChina's transaction team. Copies of the materials provided to PetroChina which contain such financial analyses are attached as exhibits to Amendment No. 3 to Schedule 13E-3 filed by PetroChina and Jilin with the SEC on December 22, 2005 (“Amendment No. 3 to Schedule 13E-3”). The following summary does not purport to be a complete description of the analyses performed by Citigroup or of their presentations to PetroChina. PetroChina did not request, and Citigroup did not provide, any opinion to either PetroChina or its shareholders as to the fairness of the Jilin A Share offer price or Jilin H Share offer price or any valuation of Jilin whether for the purpose of assessing the fairness of the Jilin A Share offer price or Jilin H Share offer price or otherwise.
     Some of the summaries of financial analyses described below include information presented in tabular format. In order to understand fully the financial analyses performed by Citigroup, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Citigroup.
•	Sensitivity Analysis
     Citigroup performed an indicative sensitivity analysis to determine the relative impact on Jilin’s firm value (being equity plus net debt) to net sales ratio, firm value to earnings before interest, tax, depreciation and amortization (“EBITDA”) ratio and price/earning per share (“P/E”) ratio of varying assumed prices of Jilin H Shares and Jilin A Shares. For example, Citigroup applied a 10%, 20% and 30% premium to the Jilin H Share closing price as of 13 May 2005 of RMB1.80 and Jilin A Share closing price as of 13 May 2005 of RMB3.32. The analysis showed that if a 20% to 30% premium was added to the Jilin H Share closing price and the Jilin A Share closing price as of such date, the impact would be to bring its valuation in-line with certain selected publicly-traded petrochemical and oil and gas companies that shared certain characteristics with the business of Jilin (the “Comparable Companies”). On 26 October 2005, Citigroup performed this analysis using a range of prices for Jilin H Shares of HK$1.50 to HK$3.00 in HK$0.25 increments. All share price data was as of October 25, 2005. This analysis, including implied trading multiples, is provided in full on page 2 of the materials prepared by Citigroup titled “Data Book”, dated October 26, 2005, which are attached as Exhibit 99(c)(7) to Amendment No. 3 to Schedule 13E-3.
     All earnings and EBITDA estimates were based on International Brokers’ Estimates System (“IBES”) consensus estimates of earnings per share and EBITDA for 2005. IBES is an electronic database which gathers and compiles earnings estimates of publicly traded companies which have been published by research analysts of international and regional institutional stockbrokers. IBES estimates give an indication of the views held by institutional stockbrokers in respect of the earnings prospects of companies covered by IBES. IBES is a public source of information and can be accessed on Bloomberg and other financial market information systems. IBES is commonly used by financial advisers as a source of information. The IBES estimates used were estimates of institutional stockbrokers and were not prepared by Citigroup. Citigroup has not carried out any independent verification of such estimates and does not endorse or otherwise pass judgment on such estimates

	Share	Market	Firm
	Price(a)	Cap(b)	Value(c)
		(in US$MM)	(in US$MM)

Jilin (H Share)	HK$2.48	$1,932	$2,445

	HK$1.50	$1,171	$1,684
	HK$1.75	$1,366	$1,879
	HK$2.00	$1,561	$2,074
	HK$2.25	$1,756	$2,270
	HK$2.50	$1,951	$2,465
	HK$2.75	$2,146	$2,660
	HK$3.00	$2,342	$2,855

Source: Estimates based on IBES.

(a)	Share price updated as of October 25, 2005.

(b)	Market cap for all classes of shares, which is the sum of Jilin H Shares’ share price multipled by number of Jilin H Shares outstanding and Jilin A Shares’ share price multipled by number of legal person shares and Jilin A Shares outstanding. Firm value based on net debt as of December 31, 2004 from Jilin’s annual report.

(c)	Firm value equals market equity value (based on Jilin share price as of October 25, 2005) plus straight debt, minority interest, less investments in unconsolidated affiliates and cash (based on the relevant historical financial figures extracted from Jilin’s annual report for financial year ended December 31, 2004).

•	Comparable Companies Analysis
     Citigroup analyzed on a P/E basis and firm value/earnings before interest, tax, depreciation and amortization (“FV/EBITDA”) basis, in each case using IBES consensus estimates of earnings per share and EBITDA for 2005 and 2006, the ratios of selected Comparable Companies. This analysis was done at various times at the request of PetroChina, all of which were superseded by the analysis done on 26 October 2005, which was based on share prices as of 25 October 2005.
     As of 25 October 2005, Jilin traded at a substantial premium to the Comparable Companies. The Comparable Companies for the 26 October 2005 analysis were Sinopec Shanghai Petrochemical Co. Ltd., China Petroleum and Chemical (Sinopec), PetroChina, Sinopec Zhenhai Refining & Chemical Co., PTT Public Co., Ltd., National Petrochemical PCL, Formosa Petrochemicals Corp., Formosa Chemicals & Fibre Corp., TonenGeneral Sekiyu KK, S Oil Corporation, Showa Shell Sekiyu KK and Singapore Petroleum Company. This analysis, including the information of traded petrochemical companies, is provided in full on page 1 of the materials prepared by Citigroup titled “Data Book”, dated October 26, 2005, which are attached as Exhibit 99(c)(7) to Amendment No. 3 to Schedule 13E-3. Citigroup made no adjustments for differences between the businesses of the Comparable Companies and Jilin or for any other matter.

Information on Traded Petrochemical Companies (as of Oct 25, 2005)

	Share	Market	Firm
	Price(a)	Cap (b)	Value (c)
		(in US$MM)	(in US$MM)

Jilin (A Share)	RMB 5.06	$1,932	$2,424
Chinese Cos — A shares
Sinopec Shanghai Petrochemical Co Ltd	RMB 3.43	2,801	3,537
China Petroleum and Chemical (Sinopec)	3.82	39,940	62,692

Jilin (H Share)	HK$2.48	$1,932	$2,445
Chinese Cos — H shares
Sinopec Shanghai Petrochemical Co Ltd	HK$2.45	2,801	3,569
Sinopec Zhenhai Refining & Chemical Co	8.55	2,782	2,609
PetroChina	5.80	133,883	142,112
China Petroleum and Chemical (Sinopec)	3.20	39,940	63,674
Other Asian Cos
Formosa Chemicals & Fibre Corp	TW$50.00	$7,948	$9,543
Formosa Petrochemicals Corp	TW$61.70	16,384	20,864
National Petrochemical PCL	THB 127.00	964	1,006
PTT Public Co Ltd	THB 216.00	14,788	19,389
S Oil Corporation	KRW 78,700	8,420	9,554
Showa Shell Sekiyu KK	JPY 1,356.00	4,428	5,262
Singapore Petroleum Company	SGD 4.82	1,431	1,751
TonenGeneral Sekiyu KK	JPY 1,238.00	6,356	6,954

Source: Estimates based on IBES.

(a)	Share price updated as of October 25, 2005.

(b)	Market cap for all classes of shares, which is the sum of (i) Jilin H Shares’ share price multipled by number of Jilin H Shares outstanding and (ii) Jilin A Shares’ share price multipled by number of legal person shares and Jilin A Shares outstanding. Firm value based on net debt as of December 31, 2004 from Jilin’s annual report.

(c)	Firm value equals market equity value (based on Jilin share price as of October 25, 2005) plus straight debt, minority interest, less investments in unconsolidated affiliates and cash (based on the relevant historical financial figures extracted from Jilin’s annual report for financial year ended December 31, 2004).
     On 23 June 2005, Citigroup had used the same Comparable Companies data as of 22 June 2005 to calculate the average, median, high and low P/E ratio and FV/EBITDA ratio of the Comparable Companies, in each case using IBES consensus estimates of earnings per share and EBITDA for 2005 and 2006. Based on such data, Citigroup then applied a multiple range of 4.5x to 5.5x for the FV/EBITDA ratio and 6.5x to 7.5x for the P/E ratio to determine a range of implied equity values and implied firm values for Jilin. This analysis is provided in full on page 27 of the materials prepared by Citigroup titled “Project Chunhui”, dated June 23, 2005, which are attached as Exhibit 99(c)(3) to Amendment No. 3 to Schedule 13E-3.
•	Precedent Transactions Analysis
     Citigroup performed a precedent transactions analysis which compared the price paid in precedent transactions to the market price of the target company prior to the announcement of such transactions. On 23 June 2005, Citigroup reviewed transactions which it deemed reasonably comparable to the H Share Offer, occurring from 1 January 2000 through 15 June 2005.
Recent Transactions in the Petrochemical Industry

					TOTAL	LTM	LTM
					TRANSACTION	OPERATING	OPERATING
ANNOUNCED	DEAL CLOSE				VALUE	EBITDA	EBITDA
DATE	DATE	BUYERS	SELLERS	KEY ASSETS	US$MM	US$MM	MULTIPLE
5/29/2001	NA	MOL Magyar Olaj- es Gazipari Rt	TVK Rt	49% of TVK Rt.	190	28	6.9x
6/14/2001	NA	CE Oil & Gas	Borsodchem Rt	84% stake in Borsodchem RT	308	49	6.4x
7/25/2001	7/25/2001	Odebrecht	Government of Brazil	58.41% stake in Petroquimica do Nordeste S.A. (Copene)	318	103	3.1x
5/18/2002	6/4/2002	Reliance Industries Ltd	Indian Petrochemicals Co.	46% of petrochemical producer IPCL	913	125	7.3x
7/15/2002	NA	China Electronics Corp	PetroChina Company Ltd	51.6% stake in Gansu Tristar Petrochemical Group Co.	25	4	6.7x
12/29/2004	NA	Sinopec	Sinopec Beijing Yanhua	Merger by absorption of Yanhua’s 30% stake held by the public	494	376	5.2x

					High		7.3x
					Low		3.1x
					Median		6.5x
					Average		5.9x

Implied Valuation

FV/EBITDA		6.0x	7.0x	Net Debt	Equity Value
2004 EBITDA	3,740	22,470	26,210	3,967	18,502	22,242
Recent Transactions in the Refining Industry

						LTM	LTM
	DEAL				TOTAL	OPERATING	OPERATING
ANNOUNCED	CLOSE				TRANSACTION	EBITDA	EBITDA
DATE	DATE	BUYERS	SELLERS	KEY ASSETS	VALUE US$MM	US$MM	MULTIPLE
7/5/2000	9/1/2000	Ultramar Diamond Shamrock Corp	Tosco Corp	Avon Refinery	818	125	6.5x
7/31/2000	7/16/2001	Tosco Corp	Irish National Petroleum Corp Ltd	Whitegate Refinery and Storage Assets at Bantry Bay	100	45	2.2x
2/12/2002	5/14/2002	Giant Industries Incorporated	BP plc	61900 b/d Yorktown Va. refinery	157	25	6.4x
2/5/2002	5/17/2002	Tesoro Petroleum Corporation	Valero Energy Corporation	Golden Eagle Refinery and 70 service stations	945	275	3.4x
1/13/2004	Apr 04	Zorlu Group and OAO Tatneft	Turkish Government	65.76% stake of Turkiye Petrol Rafinerileri A.S.	1,663	404	4.1x

					High		6.5x
					Low		2.2x
					Median		4.1x
					Average		4.5x

Implied Valuation

(RMB in millions)		Multiple Range
FV/EBITDA		3.6x	4.6x	Net Debt	Equity Value
2004 EBITDA	3,740	13,536	17,276	3,967	9,568	13,309

•	Request for Data Inputs Required for a DCF Valuation
     On 23 June 2005, Citigroup provided PetroChina with a request for information in the form of a template for a discounted cash flow (“DCF”) valuation model. The information request template was provided to illustrate the data inputs that would be required for Citigroup to prepare a DCF valuation and highlighted the need for comprehensive nonpublic information relating to Jilin. For example, Citigroup informed PetroChina that it would require specific pricing information for Jilin’s products, operating information such as a cost breakdown and details of future capital expenditure plans in order to perform a meaningful valuation as well as price projections for each of Jilin’s products, information relating to the relationship of product prices to forecast crude prices, information on cost-breakdown for Jilin’s operations and other non-public information.
     To illustrate the workings of the model, Citigroup included data from third party research analyst reports and populated parts of the template based on simple assumptions, including management projections provided in Jilin’s annual report for 2004. Citigroup’s template used discount rates ranging from 9.6% to 11.3% as an estimate of a weighted average cost of capital applicable to Jilin. Revenue for each product during the 10 year forecast period from 2005 to 2014 were shown at 2004 levels with the price of raw materials moving in line with the price of crude oil.
     Consistent with this illustrative approach, Citigroup also included a calculation of a net present value of free cash flows based on the data described above. Citigroup had insufficient information to determine whether or not these assumptions were or were not reasonable and so made clear to PetroChina’s working team that the template in no way represented Citigroup’s view as to the value of Jilin and should not be viewed or treated as such.
     Subsequent to the provision of this template none of the required information was ever provided to Citigroup. Therefore the figures shown in the DCF template do not in any way constitute a view or opinion as to the worth of Jilin nor were or are they intended to be used for that purpose. Furthermore, the DCF information request template was provided to PetroChina in draft form, remained in draft form and was never updated, and there was no subsequent meeting between Citigroup and PetroChina in which any presentation was made on DCF valuation. The template played no role in PetroChina’s assessment of the transaction or the transaction price and was not material to any aspect of PetroChina’s consideration of the transaction.
     For the reasons set forth above, Jilin A Shareholders and Jilin H Shareholders should not rely in any way whatsoever on the data included or appearing in the DCF template in evaluating whether or not to accept the A Share Offer or the H Share Offer or otherwise.
•	Premium Analysis
     On 14 October, 2005, Citigroup compiled share price data for Jilin H Shares using a range of reference prices per share from HK$2.23 to HK$2.73 in $0.05 increments and calculating the percentage premium or discount of the reference price to the Jilin H Share price of HK$2.23 as of 12 October 2005, the initial public offering price of Jilin of HK$1.59, the 52-week high and low prices of HK$3.13 and HK$1.38 and the average closing Jilin H Share prices over the prior 10, 20, 30 and 90 day and six-month periods.
•	Market Data Analysis
     Citigroup compiled certain market trading data of Jilin, including data showing volumes of Jilin H Shares and Jilin A Shares traded and the prices at which specified volumes of the outstanding Jilin H Shares and Jilin A Shares had traded. For example, on 26 October 2005, Citigroup compiled data showing the percentage of Jilin H Shares and Jilin A Shares that had traded over the prior 10-day, 20-day, 30-day and other periods. As of 21 October 2005, 67.67% of Jilin H Shares traded below HK$2.55 in the prior 36 day period, close to 100% of Jilin H Shares traded at or below HK$2.70 in the prior 36 day period and 51.4% of Jilin H Shares traded at a price of HK$2.50 or above in such period. Looking at the share price performance during the past two years (from 27 October 2003 through 25 October 2005), Jilin H Shares traded over HK$2.70 per share for 33 days and during that 33-day period, 83% of Jilin H Shares were traded. During the same period Jilin H Shares traded over HK$2.80 per share for 13 days, representing 38% of turnover during such 13 day period. These analyses were based on the daily closing prices of Jilin H Shares and Jilin A Shares.
     As of 21 October 2005, close to 50% of Jilin A Shares traded below RMB4.50 in the prior 53 day period, over 80% of Jilin A Shares traded at or below RMB4.80 in the prior 53 day period and 51.9% of Jilin A Shares traded at a price of RMB4.50 or above in such period. From 1 January 2005 through 25 October 2005, the total volume of Jilin A Shares traded represents approximately 4.8 times the total number of Jilin A Shares outstanding.
     Citigroup also compared trading patterns of Jilin H Shares and Jilin A Shares. In the 36 day trading cycle through 25 October 2005, close to 100% of Jilin H Shares traded below the price of HK$2.70. The HK$2.70 price represented a 36.5% premium to the average Jilin H Share price for the six month period ending on 25 October 2005. Citigroup applied the same premium to the average Jilin A Share price for the six month period ending on 25 October 2005. At RMB5.04 per share, the number of Jilin A Shares which traded below this value during the prior 53 trading days was equivalent to 99.6% of all Jilin A shares outstanding at such time.
     Citigroup also performed this analysis using a Jilin H Share price of HK$2.80, which represented a 42% premium to the average Jilin H Share price for the six month period ending on 25 October 2005. Citigroup applied the same premium to the average Jilin A Share price for the six month period ending on 25 October 2005, which implied a Jilin A Share price of RMB5.25.”

Item 16. Material to Be Filed as Exhibits.
Item 16 is hereby amended and supplemented as follows:
(c)(1) Update on Potential Acquisition of the Minority Interests in Jilin Chemical, dated May 17, 2005
(c)(2) Project 517 — Preliminary Transaction and Valuation Considerations, dated May 23, 2005
(c)(3) Project Chunhui, dated June 23, 2005
(c)(4) Data Book — Interim Update of Trading and Premium Information, dated August 3, 2005
(c)(5) Updated Executive Timetable and Data Book, dated October 14, 2005
(c)(6) Data Book, dated October 25, 2005
(c)(7) Data Book, dated October 26, 2005

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2005

PETROCHINA COMPANY LIMITED
By:	/s/ Jiang Jiemin
	Name:	Jiang Jiemin
	Title:	Vice Chairman and President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2005

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
By:	/s/ Zhang Xingfu
	Name:	Zhang Xingfu
	Title:	Executive Director and General Manager

EXHIBIT INDEX

Exhibit
No.
(c)(1)	Update on Potential Acquisition of the Minority Interests in Jilin Chemical, dated May 17, 2005
(c)(2)	Project 517 — Preliminary Transaction and Valuation Considerations, dated May 23, 2005
(c)(3)	Project Chunhui, dated June 23, 2005
(c)(4)	Data Book — Interim Update of Trading and Premium Information, dated August 3, 2005
(c)(5)	Updated Executive Timetable and Data Book, dated October 14, 2005
(c)(6)	Data Book, dated October 25, 2005
(c)(7)	Data Book, dated October 26, 2005